VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC. 12

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: THURSDAY, MARCH 27, 2014 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF FEBRUARY 07, 2014
PROXY DEPOSIT DATE: MARCH 25, 2014 CUID:
ACCOUNT NO: CUSIP: 458173101

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): JOHN ALLPORT, SHAMEZE RAMPERTAB

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-DR. ISA ODIDI	☐	☐
02-DR. AMINA ODIDI	☐	☐
03-JOHN ALLPORT	☐	☐
04-BAHADUR MADHANI	☐	☐
05-KENNETH KEIRSTEAD	☐	☐
06-DR. ELDON R. SMITH	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

	FOR	WITHHOLD	VOTING RECOMMENDATIONS
2 *- ON THE REAPPOINTMENT OF DELOITTE LLP, CHARTERED PROFESSIONAL ------>>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	☐	☐	2 <<<--- FOR 0010200
3 *- THE RESOLUTION APPROVING THE TWO YEAR EXTENSION OF THE ------------>>> PERFORMANCE-BASED STOCK OPTIONS GRANTED TO CERTAIN DIRECTORS AND OFFICERS AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR FOR THE MEETING.	☐	☐	3 <<<--- FOR 0022501

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

VOTING INSTRUCTION FORM
INTELLIPHARMACEUTICS INTERNATIONAL INC.

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	THURSDAY, MARCH 27, 2014 AT 10:30 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF FEBRUARY 07, 2014
PROXY DEPOSIT DATE:	MARCH 25, 2014
A/C	*** ISSUER COPY ***

458173101

→ ☐

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 COMPLETE YOUR VOTING DIRECTIONS

1 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-DR. ISA ODIDI	☐	☐
02-DR. AMINA ODIDI	☐	☐
03-JOHN ALLPORT	☐	☐
04-BAHADUR MADHANI	☐	☐
05-KENNETH KEIRSTEAD	☐	☐
06-DR. ELDON R. SMITH	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX " " PER ITEM IN BLACK OR BLUE INK)

	FOR	WITHHOLD	VOTING RECOMMENDATIONS
2 - ON THE REAPPOINTMENT OF DELOITTE LLP, CHARTERED PROFESSIONAL ----->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	☐	☐	2 <<<--- FOR 0010200
3 - THE RESOLUTION APPROVING THE TWO YEAR EXTENSION OF THE ------------>>> PERFORMANCE-BASED STOCK OPTIONS GRANTED TO CERTAIN DIRECTORS AND OFFICERS AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR FOR THE MEETING.	☐	☐	3 <<<--- FOR 0022501

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y